                                                                      EXHIBIT 99




                              Financial Statements


                              QUANTERRA, INC.


                              December 31, 1994 and June 28, 1994
                              with Report of Independent Auditors

                                QUANTERRA, INC.

                              Financial Statements

                      December 31, 1994 and June 28, 1994



                                    CONTENTS

Report of Independent Auditors ............................................. 1

Audited Financial Statements

Balance Sheets ............................................................. 2
Statement of Operations .................................................... 4
Statement of Shareholders' Equity .......................................... 5
Statement of Cash Flows .................................................... 6
Notes to Financial Statements .............................................. 7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Quanterra, Inc.

We have audited the accompanying balance sheets of Quanterra, Inc. as of December 31, 1994 and June 28, 1994, and the related statements of operations, shareholders' equity and cash flows for the six months ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quanterra, Inc. at December 31, 1994 and June 28, 1994, and the results of its operations and its cash flows for the six months ended December 31, 1994 in conformity with generally accepted accounting principles.



                                                  ERNST & YOUNG LLP


Denver, Colorado
March 28, 1995, except for Note 4, as to which the date is June 28, 1995

                                 QUANTERRA, INC.

                                 BALANCE SHEETS
                        (in thousands, except share data)



                                                                      DECEMBER 31,          JUNE 28,
                                                                          1994                1994
                                                                      --------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                            $    6,612          $    1,420
   Accounts receivable and unbilled revenues:
     Accounts receivable, net of allowance for
       uncollectible accounts of $1,679
       and $1,572 at December 31, 1994 and June 28, 1994,
       respectively                                                         37,625              28,939
     Unbilled revenues                                                       4,423               4,796
                                                                      --------------------------------
                                                                            42,048              33,735
   Prepaid expenses and other assets                                         1,266               2,273
   Deferred income taxes                                                     7,926               2,889
                                                                      --------------------------------
Total current assets                                                        57,852              40,317

Deferred income taxes                                                          974                   -

Property and equipment--at cost, less accumulated depreciation and amortization of $56,454 and $57,519 at December 31, 1994
   and June 28, 1994, respectively                                          59,428              61,654

Intangible assets:
   Goodwill                                                                  8,853               9,238
   Other                                                                       645                 645
   Less accumulated amortization                                            (1,985)             (1,710)
                                                                      --------------------------------
                                                                             7,513               8,173

Other assets:
   Deferred financing costs, less accumulated
     amortization of $99 at December 31, 1994                                  893                 793
   Property held for sale                                                      850                 850
   Other noncurrent                                                          1,216               1,174
                                                                      --------------------------------
                                                                             2,959               2,817
                                                                      --------------------------------
Total assets                                                              $128,726            $112,961
                                                                      ================================

                                                                      DECEMBER 31,          JUNE 28,
                                                                          1994                1994
                                                                      --------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                      $  11,335          $    3,746
   Accounts payable to related parties                                       3,413               1,390
   Accrued payroll and other accrued expenses                                5,645               6,407
   Accrued integration costs                                                13,264               2,329
   Current portion of long-term debt                                         3,750                   -
   Current portion of capital lease obligations                                 47                 270
                                                                      --------------------------------
Total current liabilities                                                   37,454              14,142

Long-term debt, net of current portion                                      41,350              36,100
Capital lease obligations, net of current portion                              706                 728
Deferred income taxes                                                            -               1,267

Commitments and contingencies

Shareholders' equity:
   Common stock:
     Class A shares, $.01 par value:
       Authorized shares - 1,500
       Issued and outstanding shares - 1,056                                     -                   -
     Class B shares, $.01 par value:
       Authorized shares - 1,500
       Issued and outstanding shares - 1,056                                     -                   -
   Additional paid-in capital                                               60,724              60,724
   Accumulated deficit                                                     (11,508)                  -
                                                                      --------------------------------
Total shareholders' equity                                                  49,216              60,724



                                                                      --------------------------------
Total liabilities and shareholders' equity                                $128,726            $112,961
                                                                      ================================


See accompanying notes.

                                 QUANTERRA, INC.

                             STATEMENT OF OPERATIONS
                                 (in thousands)

                   For the six months ended December 31, 1994


Net revenues                                    $  66,758

Cost of sales                                      49,815
                                                ---------
   Gross profit                                    16,943

Selling, general and administrative                13,422
Integration costs                                  20,878
                                                ---------
   Loss from operations                           (17,357)

Interest expense                                    1,429
                                                ---------
   Loss before income tax benefit                 (18,786)

Income tax benefit                                  7,278
                                                ---------
Net loss                                         $(11,508)
                                                =========


See accompanying notes.

                                 QUANTERRA, INC.

                        STATEMENT OF SHAREHOLDERS' EQUITY
                        (in thousands, except share data)

                   For the six months ended December 31, 1994

                       CLASS A                     CLASS B                  ADDITIONAL
                        COMMON                     COMMON                     PAID-IN      ACCUMULATED
                        SHARES        AMOUNT       SHARES       AMOUNT       CAPITAL         DEFICIT       TOTAL
                     --------------------------------------------------------------------------------------------------
Balance at
June 28, 1994             1,056     $     -          1,056      $    -       $60,724       $      -       $60,724

Net loss                      -           -              -           -             -        (11,508)      (11,508)
                     --------------------------------------------------------------------------------------------------
Balance,
December 31, 1994         1,056     $     -          1,056       $   -       $60,724       $(11,508)      $49,216
                     ==================================================================================================

See accompanying notes.

                                 QUANTERRA, INC.

                             STATEMENT OF CASH FLOWS
                                 (in thousands)

                   For the six months ended December 31, 1994


OPERATING ACTIVITIES
Net loss                                                               $(11,508)
Adjustments to reconcile net loss to net cash
   provided by operating activities:
     Depreciation and amortization                                        4,954
     Write-off of property and equipment against
       integration costs                                                  2,883
     Write-off of goodwill                                                  366
     Changes in operating assets and liabilities:
       Deferred income taxes                                             (7,278)
       Accounts receivable                                               (8,686)
       Unbilled revenues                                                    373
       Prepaid expenses and other assets                                  1,007
       Deferred financing costs                                            (199)
       Other assets                                                         (42)
       Accounts payable                                                   7,589
       Accounts payable to related parties                                2,023
       Accrued payroll and other accrued expenses                          (762)
       Integration costs accrual                                         10,935
                                                                        --------
Net cash provided by operating activities                                 1,655

INVESTING ACTIVITIES
Purchase of property and equipment                                       (5,218)
                                                                        --------
Net cash used in investing activities                                    (5,218)

FINANCING ACTIVITIES
Principal payments under capital lease obligations                         (245)
Borrowings on long-term debt                                              9,000
                                                                        --------
Net cash provided by financing activities                                 8,755
                                                                        --------
Net increase in cash and cash equivalents                                 5,192
Cash and cash equivalents at beginning of year                            1,420
                                                                        ========
Cash and cash equivalents at end of year                                $ 6,612
                                                                        ========
Supplemental disclosure of cash flow information:
   Cash paid during the year for interest                               $   805

See accompanying notes.

                                 QUANTERRA, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1994


1. SIGNIFICANT ACCOUNTING POLICIES

Quanterra, Inc. ("the Company") was formed under the laws of the state of Delaware on June 28, 1994, upon the combination of Enseco Incorporated ("Enseco"), a division of MetPath, Inc. ("MetPath"), itself a subsidiary of Corning Inc., and International Technology Analytical Services ("ITAS"), a division of International Technology Corporation ("ITC"). Metpath and ITC each own 50% of the voting stock. Quanterra provides environmental analytical services, consisting primarily of laboratory tests, to a variety of customers in the business of environmental testing and cleanup.

BASIS OF ACCOUNTING

The assets and liabilities contributed by Enseco and ITC were recorded at historical cost as reflected on the accounts of the respective entities prior to formation of the Company.

REVENUE RECOGNITION

The Company recognizes income on the accrual basis. As professional services are performed, revenues relating thereto are accrued. On a current basis, provision for losses is made for any costs and expenses in excess of billable revenues.

Unbilled revenues represent amounts earned but not yet billable under the terms of the agreements with customers.

CREDIT RISK

Credit is extended based on an evaluation of the customer's financial condition, and collateral is generally not required. The Company's customers consist primarily of companies in the environmental consulting industry, agencies of the United States government and oil and gas companies, representing 65%, 8% and 11% of the total accounts receivable balance at December 31, 1994, respectively. The customers are located throughout the United States.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers cash and cash equivalents with a maturity of three months or less to be cash.

                                 QUANTERRA, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING PERIOD

The Company's year end is the 52- or 53-week period ending on the Sunday closest to December 31. The period reported upon as the six-month period ended December 31, 1994 effectively ended on January 1, 1995.

PROPERTY AND EQUIPMENT

For financial reporting purposes, depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

      Buildings and improvements                18 to 30 years
      Leasehold improvements                    15 to 28 years
      Furniture and fixtures                     5 to 10 years
      Machinery and equipment                     7 to 8 years
      Vehicles and other                          3 to 5 years

INTANGIBLE ASSETS

The Company's intangible assets consist of goodwill, resulting from cost in excess of net assets of acquired businesses, and other intangible assets, arising principally from acquisitions. Goodwill and other intangible assets are amortized on a straight-line basis over 20 and 8 years, respectively.

INCOME TAXES

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"), which requires that the Company account for income taxes using the liability method. Under SFAS No. 109, deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial reporting and tax reporting purposes.

RECLASSIFICATIONS

Certain reclassifications of June 28, 1994 amounts have been made to conform with the December 31, 1994 presentation.

                                 QUANTERRA, INC.

2. PROPERTY AND EQUIPMENT

A summary of property and equipment follows (in thousands):

                                                                        DECEMBER 31,         JUNE 28,
                                                                            1994               1994
                                                                        ------------------------------
     At cost:
        Land                                                              $   1,968          $   1,968
        Buildings and improvements                                           32,490             32,437
        Machinery and equipment                                              60,963             62,562
        Machinery and equipment under capital leases                          1,727              1,727
        Furniture and fixtures                                                2,943              4,018
        Leasehold improvements                                                4,898              8,068
        Vehicles and other                                                      411                418
        Construction in progress                                             10,482              7,975
                                                                        ------------------------------
                                                                            115,882            119,173
        Less accumulated amortization                                       (56,454)           (57,519)
                                                                        ------------------------------
                                                                          $  59,428          $  61,654
                                                                        ==============================

3. INCOME TAXES

Benefit for federal and state income taxes for the six months ended December 31, 1994 is as follows (in thousands):

      Deferred:
         Federal                                              $6,126
         State                                                 1,152
                                                              ------
                                                              $7,278
                                                              ======

The Company's effective tax rate differs from the federal statutory rate of 34 percent as a result of state taxes and the nondeductibility of certain expenses.

                                 QUANTERRA, INC.

3. INCOME TAXES (CONTINUED)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 1994 and June 28, 1994 are as follows (in thousands):

                                                                      DECEMBER 31,          JUNE 28,
                                                                          1994                1994
                                                                      -------------------------------
Deferred tax assets:
   Accrued integration costs                                             $  6,341              $2,084
   Net operating loss carryforwards                                         1,783                   -
   Accrued vacation and payroll expenses                                    2,380               1,708
   Allowance for uncollectible accounts receivable                            636                 623
   Other                                                                      385                  70
                                                                      -------------------------------
Total deferred tax assets                                                 $11,525              $4,485
                                                                      ===============================

Deferred tax liabilities:
   Accelerated depreciation                                              $  2,241              $2,473
   Software development costs                                                 384                 390
                                                                      -------------------------------
Total deferred tax liabilities                                           $  2,625              $2,863
                                                                      ===============================

At December 31, 1994, the Company has net operating loss carryforwards of $4,845,000 which are available to offset future taxable income. These carryforwards, which are expected to be fully utilized, expire in the year 2009.

4. LONG-TERM DEBT

On June 28, 1994, the Company signed a Credit Agreement with a financial institution allowing the Company to obtain credit in the aggregate principal amount of up to $60,000,000, in the forms of a term advance, working capital advances and letters of credit. At December 31, 1994, the outstanding balance on the loan was $45,100,000, which represented a term advance of $30,000,000 that cannot be borrowed again once repaid and a working capital advance of $15,100,000. The Company must repay outstanding balances under the term advance through quarterly payments of $1,875,000 beginning in September 1995. Mandatory prepayments and working capital advance commitment reductions may be required at the end of each calendar year based on cash flows in excess of a projection agreed upon by the Company and the financial institution. All outstanding amounts become due on the termination date of the agreement, June 28, 1999.

                                 QUANTERRA, INC.

4. LONG-TERM DEBT (CONTINUED)

Working capital advances constitute a revolving credit agreement whereby advances are made to the Company based on eligible receivables, as defined, through June 28, 1999, not to exceed $30,000,000. At December 31, 1994, $15,100,000 has been excluded from current liabilities because the Company intends that at least that amount would remain outstanding under this agreement for an uninterrupted period extending beyond one year from December 31, 1994.

Interest is payable quarterly and is calculated as either:

      1. The higher of the following rates plus 0% to .75% depending on the performance level of the Company based on certain ratios:

           o    the financial institution's base rate;

           o a formula based on a three-week moving average of rates for three-month certificates of deposit, the daily percentages specified during such three-week period by the Federal Reserve System for determining the maximum reserve requirement, and the average during such three-week period of rates estimated for determining the amount payable to the Federal Deposit Insurance Corporation for insuring deposits of the financial institution;

           o    1/2 of 1% above the Federal Funds rate; or

      2. The rate obtained by dividing the rate at which deposits of similar amount and time period are offered by a financial institution in London, United Kingdom by a percentage equal to 100% minus the reserve percentage issued by the Federal Reserve System for determining the maximum reserve requirement for financial institutions in New York City with respect to liabilities or assets, plus .75% to 1.75% depending on the performance level of the Company based on certain ratios.

The effective interest rate at December 31, 1994 was 6.724%.

Substantially all assets of the Company are pledged as collateral on the loan. Additionally, the financial institution has the right to require the shareholders of the Company to make capital contributions to the Company if the Company violates certain financial covenants. On a quarterly basis, the Company must pay a commitment fee of 3/8 of 1% per annum on unused credit facilities. At December 31, 1994, the Company

                                 QUANTERRA, INC.

4. LONG-TERM DEBT (CONTINUED)

had available unused credit facilities of $14,900,000 for purposes of working capital advances and letters of credit.

The Company is required to meet various financial and nonfinancial covenants under the credit agreement, including a maximum leverage ratio which decreases periodically over the term of the agreement and a minimum net worth, minimum cash flow and minimum interest coverage ratio, each of which increase periodically over the term of the agreement.

Subsequent to year end, the Company amended its Credit Agreement whereby its shareholders made capital contributions totaling $5 million which were applied to outstanding term advance principal repayment installments in direct order of maturity. Among the items amended were the elimination of the maximum leverage and minimum cash flow ratios, the modification of the minimum net worth and minimum interest coverage ratios and the payment of an amendment fee equal to 1/8 of one percent of the aggregate commitment. The amendment is effective through March 31, 1996, when all conditions and covenants revert back to the original terms of the Credit Agreement.

Based on the outstanding loan balance at December 31, 1994, aggregate maturities of long-term debt are as follows (in thousands):

         1995                                          $  3,750
         1996                                             7,500
         1997                                             7,500
         1998                                             7,500
         1999                                            18,850
                                                        -------
                                                        $45,100
                                                        =======

                                 QUANTERRA, INC.

5. LEASE COMMITMENTS

The Company occupies premises under leases expiring at various dates through 2004, and leases equipment under noncancelable operating and capital leases expiring at various dates through 2004. Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1994 (in thousands):

                                                                         CAPITAL            OPERATING
                                                                         LEASES              LEASES
                                                                         -----------------------------
      1995                                                                $   201             $  6,112
      1996                                                                    160                4,593
      1997                                                                    165                3,200
      1998                                                                    170                2,069
      1999                                                                    175                1,564
      Thereafter                                                              950                3,048
                                                                         -----------------------------
      Total minimum lease payments                                          1,821              $20,586
                                                                                               =======
      Less amounts representing interest                                    1,068
                                                                         --------
      Present value of net minimum lease payments                         $   753
                                                                          =======

The Company leases certain facilities and equipment from related parties with annual operating lease payments of approximately $522,000 terminating in 1999, which are included in the above operating lease commitment schedule. The Company incurred lease expense of approximately $4,068,000 in 1994. In addition, the Company leases certain property to related parties (see Note 8).

6. SHAREHOLDERS' EQUITY

On June 28, 1994, the Company entered into a Shareholders' Agreement with its shareholders, MetPath and ITC, which defined the terms of the organization of the Company, of its financing and of the sales and transfers of its shares. As required by the agreement, the Company issued 1,056 shares of Class A Voting Common Stock, par value $.01, to MetPath and 1,056 shares of Class B Voting Common Stock, par value $.01, to ITC in consideration for the transfer of net assets of Enseco and ITAS, respectively. The two classes of common stock have equal voting rights.

                                 QUANTERRA, INC.

6. SHAREHOLDERS' EQUITY (CONTINUED)

Under the same agreement, the Company is obligated to issue to MetPath and ITC one additional share of common stock for each $11,261 or portion thereof that MetPath or ITC may contribute to the Company up to a maximum of 444 shares each. The shareholders are prohibited from pledging, encumbering, selling or otherwise transferring any shares of the Company during the three-year period ending June 28, 1997. The Shareholders' Agreement will remain in effect until liquidation or dissolution of the Company or until such time that MetPath and ITC in the aggregate own less than 40% of the outstanding common stock of the Company.

Dividends may be declared and paid to shareholders in cash, property or stock of the Company. No dividends may be declared or paid on Class B common stock until an aggregate amount of cash dividends has been declared and paid on the Class A common stock equal to $4,000,000. Additionally, to the extent that a total of $4,000,000 of cash dividends has not been paid to holders of Class A common stock by June 28, 1997, interest must first be paid to the Class A common shareholders on the difference between $4,000,000 and the amount paid as of June 28, 1997, before dividends may be declared or paid on Class B common stock.

7. INTEGRATION COSTS

In July 1994, the Company recorded an integration cost of $20,878,000 in order to effectively and efficiently consolidate the two merging companies, Enseco and ITAS. Included in the charges are the expected costs of employee separations, facility consolidations, asset retirements, relocations and related costs.

During 1994 the Company charged $9,431,000 to the integration accrual, which included employee termination costs and costs related to the closing of plant locations. Other operations were consolidated where appropriate. The Company anticipates remaining consolidation steps to be completed in 1995.

8. RELATED PARTY TRANSACTIONS

The Company utilizes certain services provided by its shareholders, Metpath, a subsidiary of Corning, Inc. ("Corning and subsidiary") and ITC. Certain services include, but are not limited to utilization of shareholders' employees, use of nationwide phone contracts and reimbursement of health and retirement plan payments made by the shareholders on behalf of the Company. Amounts outstanding and included in related party accounts payable to Corning and subsidiary were $2,384,000 and $1,390,000 at December 31,

                                 QUANTERRA, INC.

8. RELATED PARTY TRANSACTIONS (CONTINUED)

1994 and June 28, 1994, respectively. Amounts outstanding and included in related party accounts payable to ITC were $1,029,000 at December 31, 1994. In addition, the Company provides certain environmental analytical services for ITC. The Company recognized revenues of $4,545,000 for the six months ended December 31, 1994 from ITC. Amounts outstanding from ITC and included in accounts receivable at December 31, 1994 were $4,852,473.

During 1994 the Company entered into an agreement whereby it will lease its Somerset, New Jersey facility to ITC. The lease will commence in April 1995 and will terminate in March 2005. ITC will make monthly rental payments of $23,667 through February 2000 and $31,667 thereafter through March 2005.

MetPath and ITC agreed to provide certain administrative and support services to the Company in return for full compensation by the Company.

9. LITIGATION AND CONTINGENCIES

The Company from time to time is subject to routine litigation incidental to its business. The Company believes that the results of any pending legal proceedings will not have a material adverse effect on the financial condition of the Company.